UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 9, 2011

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

____
(Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

❑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

❑ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

❑ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

❑ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On March 9, 2011, FPIC Insurance Group, Inc. issued an earnings press release announcing, among other things, its unaudited fourth quarter and year 2010 consolidated results of operations and financial condition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Description
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated March 9, 2011 (furnished pursuant to Item 2.02)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

March 9, 2011

FPIC Insurance Group, Inc.

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

FPIC Insurance Group, Inc.

Exhibit Index to Form 8-K

Exhibit Number	Description
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated March 9, 2011 (furnished pursuant to Item 2.02)

EXHIBIT 99.1

FPIC Insurance Group, Inc.
REPORTS FOURTH QUARTER and YEAR 2010 RESULTS

JACKSONVILLE, Fla. (Business Wire) - March 9, 2011 - FPIC Insurance Group, Inc. ("FPIC" or the "Company") (NASDAQ: FPIC) reported for the fourth quarter of 2010:

- income from continuing operations[1] and net income[1] of $6.2 million, or $0.66 per diluted common share, compared to $7.6 million, or $0.73 per diluted common share, for the fourth quarter of 2009; and

- operating earnings[1],[2] of $5.4 million, or $0.57 per diluted common share, compared to $6.6 million, or $0.64 per diluted common share, for the fourth quarter of 2009.

For the year ended December 31, 2010, FPIC reported:

- income from continuing operations[1] of $29.6 million, or $3.03 per diluted common share, compared to $33.6 million, or $3.05 per diluted common share, for the year ended December 31, 2009;

- net income[1] of $29.6 million, or $3.03 per diluted common share, compared to $34.0 million, or $3.09 per diluted common share, for the year ended December 31, 2009; and

- operating earnings[1],[2] of $27.0 million, or $2.77 per diluted common share, compared to $31.4 million, or $2.84 per diluted common share, for the year ended December 31, 2009.

_____

(1)   Includes an after-tax expense of approximately $2.4 million recorded during the fourth quarter of 2010 related to our estimate of the contingent consideration expected to be paid to the former shareholders of Advocate, MD Financial Group Inc. ("Advocate, MD") under the earnout agreement entered into in connection with the acquisition.

(2)   To supplement the consolidated financial information presented herein in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we report operating earnings and certain other non-GAAP financial measures widely used in the insurance industry to assist in evaluating financial performance over time. For additional information and reconciliation to GAAP results, see the section entitled "Non-GAAP Financial Measures" found later in this press release.

Certain factors affecting our comparative results for the fourth quarter of 2010 are discussed in the "Unaudited Financial and Operational Highlights" section below.

"Our business continued to perform well in the fourth quarter as the result of our strong market positions and execution of our business strategies," said John R. Byers, President and Chief Executive Officer. "Our acquisition of Advocate, MD in November 2009 has continued to contribute significantly to our results, including written premium and policyholder growth and profitable underwriting results." Mr. Byers added, "We're pleased with what we achieved in 2010 and remain focused on delivering the best possible products and services to our customers and value for our shareholders."

Unaudited Financial and Operational Highlights for Fourth Quarter and Year 2010

(as compared to fourth quarter and year 2009 unless otherwise indicated)

- Professional liability policyholders, excluding policyholders under alternative risk arrangements, increased 2 percent to 18,374 policyholders as of December 31, 2010, compared to 18,003 policyholders as of December 31, 2009 primarily as the result of an increase in Texas policyholders.

- Our national policyholder retention rate was 94 percent for the year 2010 compared to 95 percent for 2009. Our Florida policyholder retention rate was 96 percent for the year 2010 compared to 95 percent for 2009.

- Net premiums written increased 1 percent for the fourth quarter of 2010 and 12 percent for the year 2010 compared to the same periods in 2009 primarily due to the acquisition of Advocate, MD.

- Consolidated revenues increased 1 percent for the fourth quarter of 2010 and 6 percent for the year 2010 compared to the same periods in 2009 primarily as a result of the acquisition of Advocate, MD, offset to some extent by lower net investment income.

- Net investment income was 12 percent lower for the fourth quarter of 2010 and 10 percent lower for the year 2010 compared to the same periods in 2009, due to lower average invested assets and a decline in yields on fixed income securities and cash and cash equivalents as the result of lower prevailing interest rates.

- The continuation of favorable overall claims results as compared to previous estimates resulted in the recognition of favorable net loss development related to previously established reserves of $7.0 million and $5.0 million for the fourth quarter of 2010 and 2009, respectively, and $23.0 million and $19.0 million for the year 2010 and 2009, respectively. The favorable development recognized in 2010 reflects lower than expected ultimate losses related to the 2005 through 2008 accident years as the result of changes in our previous estimates of incident to claim development, payment frequency and / or payment severity for the respective accident years. Our current accident year loss ratio for the fourth quarter of 2010 was 72.2 percent compared to 70.5 percent for the same period in 2009. For the year 2010, our current accident year loss ratio was 71.6 percent compared to 71.0 percent for 2009.

- Our expense ratio was 29.6 percent for the fourth quarter of 2010, compared to 29.9 percent for the same period in 2009. The fourth quarter 2009 expense ratio includes a $1.2 million guaranty fund assessment levied in November 2009. Excluding this guaranty fund assessment and recoveries received for prior assessments, our expense ratio for the fourth quarter of 2009 was 27.5 percent. For the year 2010, our expense ratio was 28.9 percent compared to 26.5 percent for 2009. The higher expense ratios in 2010 are primarily the result of a prior rate decrease in our Florida market that was reflected in net premiums earned during 2010, higher commission expenses in relation to net premiums earned as compared to 2009 and the acquisition of Advocate, MD.

- Other expenses for the fourth quarter of 2010 includes an adjustment of $2.4 million to our estimate of the contingent consideration expected to be paid to the former shareholders of Advocate, MD under the earnout agreement entered into in connection with the acquisition. The adjustment reflects better than expected performance by Advocate, MD in the measures of direct premiums written, combined ratio and underwriting profit. Other expenses for the fourth quarter of 2009 includes transaction costs associated with the acquisition of Advocate, MD of $0.5 million.

- Book value per common share grew 12 percent to $30.84 as of December 31, 2010 from $27.58 as of December 31, 2009. As of December 31, 2010, the statutory surplus of our insurance subsidiaries was $257.8 million and the ratio of net premiums written to surplus was 0.6 to 1.

- On a trade date basis, we repurchased 342,164 shares of our common stock during the fourth quarter of 2010 at an average price of $37.39 per share and as of December 31, 2010, had remaining authority from our Board of Directors to repurchase 761,270 more shares under our stock repurchase program. Through February 22, 2011, we have repurchased an additional 347,000 shares of our common stock, on a trade date basis, at an average price of $36.58 per share and had remaining authority from our Board of Directors to repurchase an additional 414,270 shares as of that date.

Conference Call Information

We will host a conference call at 11:00 a.m., Eastern Time, Thursday, March 10, 2011, to review our fourth quarter and year 2010 results. To access the conference call, dial (866) 830-9065 (USA and Canada) or (660) 422-4543 (International) and use the conference ID code 41126878.

The conference call will also be broadcast live over the Internet in a listen-only format via the Company's corporate website at http://www.fpic.com. To access the call from the Company's home page, click on "Investor Relations" where a conference call link will be provided to connect listeners to the call. Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Thursday, March 10, 2011, via e-mail to ir@fpic.com. The Company will also provide a link on the "Investor Relations" page of its corporate website where questions can be submitted.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 2:30 p.m., Eastern Time, Thursday, March 10, 2011, and ending at 11:59 p.m., Eastern Time, Thursday, March 17, 2011. To access the telephone replay, dial (800) 642-1687 (USA and Canada) or (706) 645-9291 (International) and use the conference ID code 41126878. A replay of the conference call webcast will also be available beginning at 2:30 p.m., Eastern Time, Thursday, March 10, 2011, on the Company's website.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services or developments; regarding future economic conditions, performance or outlook; as to the outcome of contingencies; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this press release. Factors that might cause our results to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to:

i. The effect of negative developments and cyclical changes in the medical professional liability insurance business sector;

ii. The effects of competition, including competition for agents to place insurance, of physicians electing to self-insure or to practice without insurance coverage, and of related trends and associated pricing pressures and developments;

iii. Business risks that result from our size, products, and geographic concentration;

iv. The risks and uncertainties involved in determining the rates we charge for our products and services, as well as these rates being subject to or mandated by legal requirements and regulatory approval;

v.   The uncertainties involved in the loss reserving process, including the possible occurrence of insured losses with a frequency or severity exceeding our estimates;

vi.   Our exposure to claims for extra contractual damages and losses in excess of policy limits and the unpredictability of court decisions;

vii.   The impact of healthcare reform or other significant changes in the healthcare delivery system;

viii. Legislative, regulatory, special interest or consumer initiatives that may adversely affect our business, including initiatives seeking to lower premium rates;

ix.   The judicial and legislative review of current tort reform measures;

x.   Developments in financial and securities markets that could affect our investment portfolio;

xi.   Assessments imposed by state financial guaranty associations or other insurance regulatory bodies;

xii.   The availability of dividends and management fees from our insurance subsidiaries;

xiii. Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

xiv.   The results of the acquisition of Advocate, MD and other growth initiatives;

xv.   Impairment in the value of our acquisition-related or other goodwill and intangibles;

xvi.   The loss of the services of any key members of senior management;

xvii. Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf; and

xviii. Other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2010, including *Item 1A. Risk Factors* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the Securities and Exchange Commission ("SEC") on March 9, 2011.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Forward-looking statements are made in reliance on the safe harbor provision of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

To supplement the consolidated financial information presented herein in accordance with GAAP, we report certain non-GAAP financial measures widely used in the insurance industry to evaluate financial performance over time. Operating earnings is a non-GAAP financial measure used by investors and analysts in the insurance industry to facilitate understanding of results by excluding: (i) the net effects of realized investment gains and losses, which are more closely tied to the financial markets; (ii) the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods; and (iii) discontinued operations. Tangible book value is another non-GAAP financial measure used by investors and analysts to gauge book values excluding goodwill and other intangible assets.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the tables under the caption "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" provided later in this release. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and allow for greater transparency with respect to supplemental information used by us in our financial and operational decision-making.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information

FPIC Insurance Group, Inc.
Investor Relations, Dana Mullins
904-360-3612
1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

For all your investor needs, FPIC is on the Internet at **www.fpic.com** or e-mail us at ir@fpic.com.

Unaudited Selected Financial Data

Data Based on the Consolidated Statements of Income

(in thousands, except basic and diluted earnings per common share)	For the three months ended December 31,		For the year ended December 31,	
	2010	2009	**2010**	2009
Revenues				
Net premiums earned	$ **41,965**	40,926	$ **168,085**	156,474
Net investment income	**5,917**	6,705	**24,941**	27,749
Net realized investment gains	**1,343**	1,225	**4,148**	2,565
Other income	**159**	138	**535**	510
Total revenues	**49,384**	48,994	**197,709**	187,298
Expenses				
Net losses and loss adjustment expenses	**23,277**	23,870	**97,329**	92,185
Other underwriting expenses	**12,443**	12,246	**48,547**	41,376
Interest expense on debt	**911**	911	**3,614**	3,620
Other expenses	**2,538**	653	**3,053**	964
Total expenses	**39,169**	37,680	**152,543**	138,145
Income from continuing operations before income taxes	**10,215**	11,314	**45,166**	49,153
Less: Income tax expense	**4,029**	3,751	**15,570**	15,545
Income from continuing operations	$ **6,186**	7,563	$ **29,596**	33,608
Discontinued Operations				
Gain on disposal of discontinued operations (net of income taxes)	**—**	—	**—**	411
Discontinued operations	**—**	—	**—**	411
Net income	$ **6,186**	7,563	$ **29,596**	34,019
Basic earnings per common share[1]:				
Income from continuing operations	$ **0.68**	0.74	$ **3.10**	3.11
Discontinued operations	**—**	—	**—**	0.04
Net Income	$ **0.68**	0.74	$ **3.10**	3.15
Basic weighted-average common shares outstanding[1]	**9,092**	10,154	**9,537**	10,801
Diluted earnings per common share[1]:				
Income from continuing operations	$ **0.66**	0.73	$ **3.03**	3.05
Discontinued operations	**—**	—	**—**	0.04
Net Income	$ **0.66**	0.73	$ **3.03**	3.09
Diluted weighted-average common shares outstanding[1]	**9,355**	10,403	**9,761**	11,026

_____

(1)   Earnings per common share and weighted-average common shares outstanding for the three months and year ended December 31, 2009 have been restated to reflect the three-for-two stock split in March 2010.

Data Based on the Consolidated Statements of Income (continued)

(in thousands, except basic and diluted earnings per common share)	For the three months ended December 31,		For the year ended December 31,	
	2010	2009	**2010**	2009
Net realized investment gains (losses):				
Net realized investment gains before credit related impairments	$ **1,343**	$ 1,468	$ **4,456**	$ 4,642
Total other-than-temporary impairments on investments	**—**	(243)	**(873)**	(2,077)
Portion of other-than-temporary impairments recognized in other comprehensive income	**—**	—	**565**	—
Credit related impairments included in net realized investment gains (losses)	**—**	(243)	**(308)**	(2,077)
Net realized investment gains (losses)	$ **1,343**	$ 1,225	$ **4,148**	$ 2,565

Selected Data Based on the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows

(in thousands, except data per common share)	As of December 31, 2010	As of December 31, 2009
Total cash and investments	$ **707,087**	744,813
Total assets	$ **986,263**	1,031,483
Liability for losses and loss adjustment expenses ("LAE")	$ **520,546**	559,257
Liability for losses and LAE, net of reinsurance	$ **386,323**	425,812
Long-term debt	$ **46,083**	46,083
Accumulated other comprehensive income, net	$ **12,330**	8,655
Total shareholders' equity	$ **275,291**	279,787
Book value per common share	$ **30.84**	27.58
Book value per common share, excluding the impact of net unrealized investment gains (losses)[1], [2]	$ **29.08**	26.48
Tangible book value per common share[1], [3]	$ **27.79**	24.80
Common shares outstanding[4]	**8,927**	10,143
Consolidated statutory surplus of insurance subsidiaries	$ **257,848**	262,600

(in thousands)	For the three months ended December 31,	
	2010	2009
Cash flows from continuing operations		
Net cash used in operating activities	$ **(1,058)**	(1,424)
Net cash used in investing activities	$ **(1,332)**	(17,320)
Net cash used in financing activities	$ **(11,903)**	(3,563)

(in thousands)	For the year ended December 31,	
	2010	2009
Cash flows from continuing operations		
Net cash (used in) provided by operating activities	$ **(4,126)**	6,657
Net cash provided by investing activities	$ **44,730**	32,011
Net cash used in financing activities	$ **(40,504)**	(38,522)

(1)   For additional information regarding the use of non-GAAP financial measures, see the discussion provided earlier in this release captioned "Non-GAAP Financial Measures" and "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" provided later in this release.

(2)   Excludes the impact of an accumulated other comprehensive gain associated with investments of $15.7 million as of December 31, 2010 and $11.2 million as of December 31, 2009.

(3)   Excludes goodwill and intangible assets of $27.2 million and $28.2 million as of December 31, 2010 and 2009, respectively.

(4)   The number of common shares outstanding as of December 31, 2009 has been restated to reflect the three-for-two stock split in March 2010.

Selected Insurance Data

FPIC pre-acquisition business represents our insurance operations conducted through insurance subsidiaries domiciled in Florida and Missouri. These results do not include the operations of Advocate, MD, which was acquired in November 2009.

Information concerning *written premiums* and *policyholders* is summarized in the following tables:

(in thousands)	For the Quarter Ended December 31, 2010			For the Quarter Ended December 31, 2009			Percentage Change 2010 vs 2009
	FPIC pre-acquisition business	Advocate, MD	**Consolidated**	FPIC pre-acquisition business	Advocate, MD [2]	Consolidated	
Direct premiums written[1]	$ 30,820	6,753	**37,573**	$ 34,442	2,493	36,935	2 %
Assumed premiums written	—	—	**—**	—	—	—	— %
Ceded premiums written	(5,089)	(865)	**(5,954)**	(5,200)	(285)	(5,485)	(9)%
Net premiums written	$ 25,731	5,888	**31,619**	$ 29,242	2,208	31,450	1 %

(in thousands)	For the Year Ended December 31, 2010			For the Year Ended December 31, 2009			Percentage Change 2010 vs 2009
	FPIC pre-acquisition business	Advocate, MD	**Consolidated**	FPIC pre-acquisition business	Advocate, MD [2]	Consolidated	
Direct premiums written[1]	$ 161,034	30,108	**191,142**	$ 167,900	2,493	170,393	12 %
Assumed premiums written	146	—	**146**	58	—	58	152 %
Ceded premiums written	(23,502)	(3,913)	**(27,415)**	(23,817)	(285)	(24,102)	(14)%
Net premiums written	$ 137,678	26,195	**163,873**	$ 144,141	2,208	146,349	12 %

(1)   Includes $1.9 million and $5.3 million of premiums associated with alternative risk arrangements for the three months and year ended December 31, 2010, respectively, compared to $1.2 million and $4.8 million of premiums for the three months and year ended December 31, 2009, respectively. Management fees for such arrangements are included in other income.

(2)   Advocate, MD was acquired on November 13, 2009.

	FPIC pre-acquisition business	Advocate, MD	**2010 Consolidated**	FPIC pre-acquisition business	Advocate, MD	2009 Consolidated	Percentage Change 2010 vs 2009
Professional liability policyholders	14,061	4,313	**18,374**	14,339	3,664	18,003	2 %
Professional liability policyholders under alternative risk arrangements	269	—	**269**	282	—	282	(5)%
Total professional liability policyholders	14,330	4,313	**18,643**	14,621	3,664	18,285	2 %

Selected information concerning our *professional liability insurance claims data* for the years then ended is summarized in the table below.

(in thousands)	FPIC pre-acquisition business	Advocate, MD	2010 Consolidated	FPIC pre-acquisition business	Advocate, MD [2]	2009 Consolidated	Percentage Change 2010 vs 2009
Net paid losses	$ 81,343	7,222	**88,565**	$ 73,406	1,586	74,992	18 %
Less: net paid losses on assumed business in run-off	282	—	**282**	744	—	744	(62)%
Net paid losses excluding assumed business in run-off	81,061	7,222	**88,283**	72,662	1,586	74,248	19 %
Net paid LAE	41,808	6,445	**48,253**	44,511	688	45,199	7 %
Less: net paid LAE on assumed business in run-off	9	—	**9**	8	—	8	13 %
Net paid LAE excluding assumed business in run-off	41,799	6,445	**48,244**	44,503	688	45,191	7 %
Net paid losses and LAE excluding assumed business in run-off	$ 122,860	13,667	**136,527**	$ 117,165	2,274	119,439	14 %

	FPIC pre-acquisition business	Advocate, MD	2010 Consolidated	FPIC pre-acquisition business	Advocate, MD [2]	2009 Consolidated	Percentage Change 2010 vs 2009
Total professional liability claims closed without indemnity payment	608	210	**818**	578	19	597	37%
Total professional liability incidents closed without indemnity payment	1,075	135	**1,210**	880	11	891	36%
Total professional liability claims and incidents closed without indemnity payment	1,683	345	**2,028**	1,458	30	1,488	36%
Total Professional Liability Claims with Indemnity Payment	342	47	**389**	348	9	357	9%
CWIP Ratio on a rolling four quarter basis [1]	36%	18%	**32%**	38%	32%	37%	
CWIP Ratio, including incidents, on a rolling four quarter basis [1]	17%	12%	**16%**	19%	23%	19%	

_____

(1)   The claims with indemnity payment ("CWIP") ratio is defined as the ratio of total professional liability claims with indemnity payment to the sum of total professional liability claims with indemnity payment and total professional liability claims closed without indemnity payment.

(2)   Advocate, MD was acquired on November 13, 2009.

	FPIC pre-acquisition business	Advocate, MD	**2010 Consolidated**	FPIC pre-acquisition business	Advocate, MD [(1)]	2009 Consolidated	Percentage Change 2010 vs 2009
Total professional liability claims reported during the period	875	239	**1,114**	745	23	768	45 %
Total professional liability incidents reported during the period	914	115	**1,029**	975	7	982	5 %
Total professional liability claims and incidents reported during the period	1,789	354	**2,143**	1,720	30	1,750	22 %
Total professional liability claims and incidents that remained open	3,048	316	**3,364**	3,284	366	3,650	(8)%

‾‾‾‾‾‾‾‾

(1)   Advocate, MD was acquired on November 13, 2009.

Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures

Reconciliation of our Combined Ratio and our Combined Ratio, excluding Insurance Guaranty Fund Assessments (Recoveries)

		For the three months ended December 31,		For the year ended December 31,	
		2010	2009	**2010**	2009
Loss ratio					
Current accident year		**72.2 %**	70.5 %	**71.6 %**	71.0 %
Prior accident years		**(16.7)%**	(12.2)%	**(13.7)%**	(12.1)%
Calendar year loss ratio	A	**55.5 %**	58.3 %	**57.9 %**	58.9 %
Underwriting expense ratio	B	**29.6 %**	29.9 %	**28.9 %**	26.5 %
Insurance guaranty fund assessments		**— %**	2.9 %	**— %**	0.7 %
Insurance guaranty fund recoveries		**(0.1)%**	(0.5)%	**(0.2)%**	(0.7)%
Underwriting expense ratio excluding insurance guaranty fund assessments (recoveries)	C	**29.7 %**	27.5 %	**29.1 %**	26.5 %
Combined ratio (Sum of A+B)		**85.1 %**	88.2 %	**86.8 %**	85.4 %
Combined ratio excluding insurance guaranty fund assessments (recoveries) (Sum of A+C)		**85.2 %**	85.8 %	**87.0 %**	85.4 %

Reconciliation of Net Income to Operating Earnings

(in thousands, except per common share data)		For the three months ended December 31,		For the year ended December 31,	
		2010	2009	**2010**	2009
Net income	$	**6,186**	7,563	$ **29,596**	34,019
Adjustments to reconcile net income to operating earnings:					
Less: Net realized investment gains, net of income taxes		**824**	914	**2,547**	2,251
Less: Discontinued operations, net of income taxes		**—**	—	**—**	411
Total adjustments		**824**	914	**2,547**	2,662
Operating earnings	$	**5,362**	6,649	$ **27,049**	31,357
Diluted earnings per common share[1]	$	**0.66**	0.73	$ **3.03**	3.09
Less: Adjustments to reconcile net income to operating earnings		**0.09**	0.09	**0.26**	0.24
Operating earnings per diluted common share	$	**0.57**	0.64	$ **2.77**	2.84
Diluted weighted-average common shares outstanding[1]		**9,355**	10,403	**9,761**	11,026

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(1)   Diluted earnings per common share and diluted weighted-average common shares outstanding for the periods ending December 31, 2009 have been restated to reflect the three-for-two stock split in March 2010.

Reconciliation of Shareholders' Equity to Tangible Shareholders' Equity

(in thousands, except book value and tangible book value per common share)		**As of December 31, 2010**	As of December 31, 2009
Shareholders' equity	$	**275,291**	279,787
Adjustments to reconcile total shareholders' equity to tangible shareholders' equity:			
Goodwill and intangible assets		**(27,220)**	(28,200)
Tangible shareholders' equity	$	**248,071**	251,587
Common shares outstanding[1]		**8,927**	10,143
Book value per common share	$	**30.84**	27.58
Tangible book value per common share	$	**27.79**	24.80

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(1)   The number of common shares outstanding as of December 31, 2009 has been restated to reflect the three-for-two stock split in March 2010.

Reconciliation of Book Value per Common Share to Book Value per Common Share, Excluding the Impact of Net Unrealized Investment Gains (Losses)

(in thousands, except per common share data)		As of December 31, 2010	As of December 31, 2009
Shareholders' equity	$	275,291	279,787
Less: accumulated other comprehensive gain associated with investments		15,733	11,178
Shareholders' equity, excluding accumulated other comprehensive gain (loss) associated with investments	$	259,558	268,609
Common shares outstanding[1]		8,927	10,143
Book value per common share	$	30.84	27.58
Book value per common share, excluding the impact of unrealized investment gains (losses)	$	29.08	26.48

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(1)   The number of common shares outstanding as of December 31, 2009 has been restated to reflect the three-for-two stock split in March 2010.